July 28, 2006

Mail Stop 5546

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:	Cecilia D. Blye, Chief
Office of Global Security Risk

Re:	NATCO Group Inc. – File No. 1-15603

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 15, 2006

Ladies and Gentlemen:

On behalf of NATCO Group Inc., we enclose a memorandum in response to the comments of the Securities and Exchange Commission in its letter of June 27, 2006. In submitting its response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Richard W. FitzGerald, Senior Vice President and Chief Financial Officer (713-685-8082) or, in his absence, Katherine Ellis, Senior Vice President and General Counsel (713-685-6183).

Sincerely,

/s/ John U. Clarke	/s/ Richard W. FitzGerald
John U. Clarke	Richard W. FitzGerald
Chairman and Chief Executive Officer	Senior Vice President and Chief
Financial Officer
Enclosures

Brookhollow Central III 2950 North Loop West, 7th Floor Houston, Texas 77092	Telephone: (713) 683-9292 Facsimile: (713) 812-6654

US Securities & Exchange Commission

July 28, 2006

cc:	Pradip Bhaumik, Attorney-Advisor

Stop 5546

Pamela Long, Assistant Director

Division of Corporation Finance

Stop 5546

Nilima Shah, Accounting Branch Chief

Division of Corporation Finance

Stop 5546

Bill Swanstrom

Locke, Liddell & Sapp

Eric Johnson

Locke, Liddell & Sapp

Al Kekish

KPMG LLP

RE:	NATCO Group Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 16, 2006

File No. 1-15603

July 28, 2006

Memorandum of NATCO Group Inc. in Response to Comments of

The Securities and Exchange Commission dated June 27, 2006

1.	You disclose on page 16 of your Form 10-K that your U.K.-based operations and your Japanese and Canadian subsidiaries have sold and will continue to sell equipment and services to customers in certain countries that are subject to U.S. government trade sanctions, including Syria. Your Form 10-K does not include any further information regarding your contacts with Syria, a country identified as a state sponsor of terrorism by the State Department, and subject to economic sanctions and/or export controls administered by the Treasury Department’s Office of Foreign Assets Control and the Commerce Department’s Bureau of Industry and Security.

Please describe for us your past, current, and any anticipated operations in, and other contacts with, Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Describe the technologies, products, equipment and services you have sold or otherwise provided into Syria. Describe the extent to which your dealings have been with the government of Syria, or entities affiliated with or controlled by that government.

Response: Prior to the issuance of Executive Order 13338, “Blocking Property of Certain Persons and Prohibiting the Export of Certain Goods to Syria,” our US operations sold filter coalescer spare parts (i.e., o-rings and filter elements) in a single transaction valued at less than $6,300 to Al Furat Petroleum Company (AFPC). This sale was made in August 2003 and represented approximately 0.002% of the Company’s total revenue in 2003. At the time of these sales, Syria was not subject to economic sanctions or export controls.

According to its website, AFPC is a joint stock company of Syrian nationality. As we understand, it acts as an agent for the Syrian Petroleum Co. (“SPC”) and as a contractor in execution phase of oil and gas reserve development processes. The website indicates it was established after the oil commercial exploration of many fields in the area of Deir Ezzor, in accordance with the Service Contract No. 210 ratified by Law No. 43 for the year 1977 between the Government of the Syrian Arab Republic and SPC with international oil companies represented now with both Shell and Petro-Canada). The Company has no other information regarding AFPC.

In 2004, none of our operations had any sales into Syria or to any companies of Syrian nationality, SPC or the government of the Syrian Arab Republic.

In 2005, our UK operations, which are organized and operate pursuant to the laws of the United Kingdom, sold goods and services valued at approximately $67,000 to Deir Ez Zor Petroleum Company (DEZPC). The goods and services were related to equipment that was of UK-origin and was shipped from the UK to Syria. The sale did not involve US technology, direct product of US technology, US-origin goods, US-origin services, or interaction or involvement of any US persons. The goods sold (i.e., basic silica sand and coarse garnet) and on-site services provided were part of our UK subsidiaries’ normal sales arrangements The sale represented 0.017% of the Company’s total 2005 revenues and was 0.105% of the UK operations 2005 revenue.

According to its website, DEZPC was established in September 1990 as a Joint Operating Company, as per the Service Contract ratified by the Law no. 27 of 1988 and signed between the government of the Syrian Arab Republic and SPC on one hand, and Elf Hydrocarbures Syrie Company (EHS) on the other hand, which was a subsidiary of the French Group Elf Aquitaine, and is now part of the TotalFinaElf Group, as TotalFinaElf E & P Syrie. The Company has no other information regarding DEZPC.

Pursuant to US law and Company policy, no US personnel are permitted to make contacts with any sanctioned countries (including Syria), nor are any US goods or technologies permitted to be sold to, or for use in, any sanctioned countries (including Syria). Further, US persons are not permitted to facilitate any such transactions in any way. Therefore, no US persons, US goods, US-origin goods, or US technology would be involved in solicitations, quotes, or sales to Syria or any other sanctioned country. The Company conducts periodic audits of its operations to monitor compliance with the applicable law and Company policies. Any contacts by non-US personnel working for non-US subsidiaries of the Company and sales to any US-sanctioned countries may only be conducted in accordance with the laws of their country of registration or incorporation, and do not involve any US goods, services or the participation of any US personnel. We would anticipate that any future transactions involving US-sanctioned countries by any of our non-US subsidiaries would continue to comply with applicable laws and would be immaterial because of the restrictions against utilizing US technology or US personnel in any manner related to such sales.

Neither the Company nor any of its subsidiaries maintains physical operations or has personnel stationed in any currently sanctioned country, nor have they had physical operations or personnel stationed in previously sanctioned countries while the sanctions were in place.

2.	Please discuss the materiality of the operations or other contacts described in response to the foregoing comment, and whether those operations or contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s repudiation and share value. In this regard, we note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsor of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies having business contacts with Syria.

Response: The operations or other contacts described in response to Comment 1 are neither qualitatively or quantitatively material. The sale in 2003 was permitted under the regulations in place at that time. The sale in 2005 was made consistent with the laws of the UK and not in violation of the laws of the US, as no US personnel or US technology or US-origin goods were involved in any manner. Further, the amount involved was de minimis.

We believe our disclosures have been adequate for investors to evaluate the Company’s business levels in embargoed countries. Due to the immaterial nature of such sales in relation to our overall business, we do not believe that any reasonable investor would deem the existence of these sales important or as an investment risk in making an investment decision in the Company. For investors that might view these sales as sensitive, such as the state pension funds referenced in the SEC’s comment letter, the Company has consistently reported information regarding sales to embargoed countries, if any, in each 10-K filing since becoming a public company in January 2000.

3.	It appears from the disclosure in the first paragraph on page 16 of the Form 10-K that Syria is the only country currently identified by the State Departments as a state sponsor of terrorism into which your foreign operations and subsidiaries sell equipment and services. Please advise us whether this is in fact the case. It is not clear from the paragraph whether you expect to make future sales of equipment and services to customers in Cuba, Iran, North Korea and Sudan, the other countries currently identified by the State Department as state sponsors of terrorism. Please advise us whether you expect to make sales into any of these countries. Please provide the same type of information regarding your past, current or anticipated contacts with any of these countries as is requested in paragraphs 1 and 2 above regarding your contacts with Syria.

Response: In 2003, we had sales of process equipment and/or spare parts to embargoed countries by our UK and Canadian subsidiaries of approximately 2% of our consolidated 2003 revenue, or $6.1 million. These sales were to Iran (Petrofac International Ltd. (an integrated international service provider to the oil and gas industry), Hyundai Heavy Industries (a diversified company whose operations include provision of engineering procurement services in the oil and gas industries), Kala Naft London Ltd. (a subsidiary of the Iranian national oil company), and Tozzi Sud, S.p.A. (an Italian instrumentation and electrical provider to the oil and gas industry), all believed to be on behalf of the Iranian national oil company - $3.0 million), Sudan (China Petroleum Engineering & Construction Corporation (a subsidiary of the Chinese national oil company) and Petrofac, both believed to be on behalf of the Sudanese national oil company - $3.1 million), and Libya (Umm Al-Jawaby Oil Services Co. Ltd., a subsidiary of the Libyan national oil company - $7,000). In 2004, we had sales of process equipment (including commissioning services) and/or spare parts to embargoed countries by our UK subsidiaries of approximately 2% of our consolidated 2004 revenue, or $6.5 million. These sales were to Iraq (Iraqi national oil company – $2.0 million), Libya (Dong Ah Construction International Ltd. (a South Korean construction company with operations in Libya) and DIAG (a German contractor), both believed to be on behalf of the Libyan national oil company - $4.4 million) and Iran (Petrofac and Kala Naft - $179,000, believed to be on behalf of the Iranian national oil company). Iraq and Libya ceased being embargoed countries during 2004. In 2005, we had sales of process equipment of less than 1% of our consolidated revenue, or approximately $67,000, to embargoed countries by our UK subsidiary; these sales were to Syria and are discussed in response to Comments 1 and 2. No sales have been made by the Company or any of its subsidiaries to North Korea or Cuba or other sanctioned companies during the periods discussed.

Please note that in the Risk Factor disclosure on page 16 of our 2005 10-K we reported 2003 embargoed country sales of approximately 1% of consolidated revenues, based on what we have now determined to have been incomplete information from our UK subsidiaries. Upon review, we have determined that the number was approximately 2% of consolidated revenue, which the Company continues to believe is immaterial.

The operations or other contacts described above in response to Comment 3 are neither qualitatively or quantitatively material, and were made in compliance with applicable law. We believe our disclosures have been adequate for investors to evaluate the Company’s business levels and investment risk in embargoed countries, including investors who may have some sensitivity to such sales, such as the state pension funds referenced in the SEC’s comment letter. Therefore, we do not believe that any reasonable investor would deem the existence of these sales important or an investment risk in making an investment decision in the Company.

As indicated above, pursuant to US law and Company policy, no US personnel are permitted to make contacts with any US-sanctioned countries, nor are any US goods or technologies permitted to be sold to, or for use in, any sanctioned countries. Further, US persons are not permitted to facilitate any such transactions in any way. Therefore, no US persons, US goods, US-origin goods, or US technology will be involved in solicitations, quotes, or sales to any sanctioned country. The Company conducts periodic audits of its operations to monitor compliance with the applicable law and Company policies. Any contacts by non-US personnel working for non-US subsidiaries of the Company and sales to any US-sanctioned countries may only be conducted in accordance with the laws of their country of registration or incorporation, and do not involve any US goods, services or the participation of any US personnel. We anticipate that any future transactions involving US-sanctioned countries by our non-US subsidiaries would continue to comply with applicable laws and would not be material because of the restrictions against utilizing US technology or US personnel in any manner related to such sales.

Neither the Company nor any of its subsidiaries has physical operations or personnel stationed in any currently sanctioned country, nor have they had physical operations or personnel stationed in previously sanctioned countries while the sanctions were in place.

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